SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of May 13, 2003
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
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         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.



CORPORACION DURANGO IN DISCUSSIONS WITH NYSE
 REGARDING CONTINUED LISTING STANDARDS


Durango, Mexico, May 13, 2003 - Corporacion Durango, S.A. de C.V., (NYSE:
CDG, BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico, today announced that it has been notified by the New York Stock Exchange ("NYSE") that the average trading price of its ADRs and their distribution do not meet the NYSE's continued listing requirements.

The Company has notified NYSE of its intention to achieve compliance in a timely manner and is currently evaluating appropriate alternatives.

In order to maintain compliance, the average trading price of the ADRs must equal or exceed U.S.$1.00 for a minimum of 30 trading days on or before August 13, 2003. The minimum distribution requirements must be met on or before February 13, 2004. The Company is focused on maintaining its NYSE listing.






This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  May 13, 2003		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer